Prospectus Supplement No. 1	Filed Pursuant to 424(b)(3)
(to Prospectus dated May 21, 2014)	Registration No. 333-193455

Matinas BioPharma Holdings, Inc.

25,422,500 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated May 21, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 25,422,500 shares of our common stock, par value $0.0001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. We would, however, receive proceeds upon the exercise of the warrants held by the selling stockholders which, if such warrants are exercised in full (and assuming no “cashless” exercise features are utilized), would be approximately $21,015,000.  Proceeds, if any, received from the exercise of such warrants will be used for working capital and general corporate purposes.  The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Quarterly Report on Form 10-Q for Fiscal Quarter Ended September 30, 2014

Current Report on Form 8-K

This prospectus supplement incorporates into our Prospectus the information contained in our attached quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014 that we filed with the Securities and Exchange Commission on November 6, 2014 (the “Quarterly Report”) and our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on December 23, 2014 (the “Form 8-K”). The Quarterly Report, as filed (but without the exhibits filed with the Quarterly Report) and the Form 8-K are set forth below.

The information contained in this Prospectus Supplement No. 1 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 1 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with this Prospectus Supplement No. 1, constitutes the prospectus required to be delivered pursuant to the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on the OTCQB market under the symbol “MTNB.” The last reported sale price of our common stock on December 19, 2014 was $0.46 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending September 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 23, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2014

MATINAS BIOPHARMA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware		46-3011414
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer ID Number)

1545 Route 206 South, Suite 302 Bedminster, New Jersey	07921
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 443-1860

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On October 20, 2014, Matinas BioPharma Holdings, Inc. (the “Company”) submitted an Investigational New Drug application, or IND, to the United States Food and Drug Administration, or FDA, for its lead drug candidate, MAT9001, with an initial indication for the treatment of severe hypertriglyceridemia (TG>500 mg/dL).

Recently, the Company received feedback from FDA with respect to its IND submission for MAT9001. Although FDA did not raise any clinical hold issues, FDA has provided recommendations for certain revisions to the planned four-week rat comparative bridging toxicity study as well as the Company’s planned 4-way crossover single dose Fed/Fast PK study of MAT9001 in comparison to another omega-3 product. Previously, the Company had planned to initiate and complete each of these studies concurrently with its Phase III clinical study for MAT 9001. Based on FDA’s comments, the Company now intends to submit modified protocols for the four-week rat comparative bridging toxicity study, as well as the Company's 4-way crossover single dose Fed/Fast PK study early in the first quarter of 2015 and, following dialogue with FDA, to initiate and complete these two studies. There can be no guarantee that FDA will meet with the Company in a timely fashion. As such, there may be a delay in the commencement of these two studies and therefore in the commencement of the Company’s planned Phase III clinical study for MAT9001. As recommended by FDA, the Company will submit the results of these two studies to FDA for review and comment in advance of initiating dosing with MAT9001 in its planned Phase III clinical study. As previously disclosed, the final protocol and clinical trial design for the Company’s Phase III clinical program is also subject to FDA review and comment. In addition, the Company needs to raise at least $20.0 to $60.0 million of additional financing to initiate and complete its intended Phase III clinical program for MAT9001 and to compile and submit its New Drug Application (NDA) to FDA for MAT9001. We do not currently have any arrangements or credit facilities in place as a source of funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all.

This Current Report on Form 8-K, including exhibit 99.1, contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, cash flow and other statements that are predictive in nature, that depend upon or refer to future events or conditions. All statements other than statements of historical fact are statements that could be forward-looking statements. Forward-looking statements include words such as “expects,” “anticipates,” “intends,” “plans,“ “could”, “believes,” “estimates” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, our ability to successfully complete research and further development and commercialization of MAT9001; our ability to obtain additional capital to meet our liquidity needs on acceptable terms, or at all, including the additional capital which will be necessary to complete the clinical trials for MAT9001; the uncertainties inherent in clinical testing; the timing, cost and uncertainty of obtaining regulatory approvals; our ability to protect the Company's intellectual property; the loss of any executive officers or key personnel or consultants; competition; changes in the regulatory landscape or the imposition of regulations that affect the Company's products; and the other factors listed under “Risk Factors” in our filings with the SEC, including Forms 10-K, 10-Q and 8-K. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. Matinas does not undertake any obligation to release publicly any revisions to such forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Matinas BioPharma’s lead product candidate MAT9001 is in a development stage and is not available for sale or use.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautions not to place undue reliance on any forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. We have no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits

Exhibit	Description
99.1	Press Release dated December 23, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATINAS BIOPHARMA HOLDINGS, INC.

Date: December 23, 2014	/s/ Roelof Rongen
Roelof Rongen, President and Chief Executive Officer

Exhibit 99.1

Matinas BioPharma Receives FDA Feedback on IND Submission and Provides Update on Clinical Development Program for MAT9001

BEDMINSTER, NJ (December 23, 2014) – Matinas BioPharma Holdings, Inc. (“Matinas BioPharma” or the “Company”) (OTCQB: MTNB), an emerging biopharmaceutical company focused on the development and commercialization of omega-3 fatty acid-based prescription therapeutics for the treatment of cardiovascular and metabolic conditions, announced today that the Company has received recommendations from the United States Food and Drug Administration (FDA) on its Investigational New Drug Application (IND) for its product candidate, MAT9001.

In October 2014, Matinas BioPharma filed an IND for MAT9001 with an initial indication for the treatment of severe hypertriglyceridemia (TG>500 mg/dL). MAT9001 is a uniquely engineered, prescription-only omega-3 fatty acid medication comprising docosa-pentaenoic acid (DPA), and other omega-3 fatty acids, and is specifically designed to provide a differentiated pharmacotherapy for the treatment of dyslipidemia.

The Company has received feedback from FDA on its IND submission for MAT9001. Although FDA’s guidance indicated that there were no clinical holds placed on MAT9001, it did suggest certain revisions to Matinas BioPharma’s development program for MAT9001, including specific requests to conduct and submit results of its planned 28-day rat comparative bridging toxicity study and its planned 4-way crossover single dose Fed/Fast PK study in advance of commencing a proposed Phase 3 registration program. The Company had previously planned to conduct each of these studies concurrently with the Phase 3 program.

Based on FDA’s recommendations, Matinas BioPharma is in the process of revising the protocols for the two studies and plans to submit them to FDA early in the first quarter of 2015. Following expected dialogue with the FDA, the Company plans to initiate the two studies as soon as possible. However, there can be no guarantee that FDA will meet with the Company in a timely fashion.

“While FDA’s requirement to conduct these two studies in advance of commencing our Phase 3 study for MAT9001 represents a change to our planned development strategy, this important guidance will help bring the Company into closer alignment with FDA’s perspectives on our overall proposed clinical development plan for MAT9001,” commented Roelof Rongen, President and Chief Executive Officer of Matinas BioPharma. “Despite facing a likely delay in commencing our Phase 3 study, we intend to promptly submit these updated protocols and meet with FDA as soon as possible thereafter. We remain committed to advancing MAT9001 into Phase 3 registration studies on an expedited basis, subject to our ability to raise the funds necessary to initiate and complete this pivotal program.”

About MAT9001

MAT9001 is a proprietary prescription-only omega-3 fatty acid-based composition, comprising docosa-pentaenoic acid (DPA) and other omega-3 fatty acids, which is under development for therapeutic applications with severe hypertriglyceridemia (TG>500 mg/dL) as the lead indication. Promising pre-clinical studies with DPA and MAT9001 indicate distinctive therapeutic response properties. The Company has recently filed an IND for MAT9001 and initiated its first human study in the fourth quarter of 2014. The Company believes that its development program and related clinical investigations may yield an improved therapeutic profile compared to existing therapies, based on MAT9001’s differentiating mechanistic features associated with its unique composition.

About Matinas BioPharma

Matinas BioPharma is a development stage biopharmaceutical company, founded in 2011, with a focus on identifying and developing novel pharmaceutical products for the treatment of abnormalities in blood lipids, referred to as dyslipidemia, and the treatment of cardiovascular and metabolic diseases. Led by an experienced management team and a board of directors with a history of building pharmaceutical companies, Matinas is focused on creating the next generation of omega-3-fatty-acid-based pharmaceutical products. Our lead product, MAT9001, which takes advantage of advancements in the field of lipidomics, has been specifically designed and formulated for therapeutic applications in the dyslipidemia field. For more information, please visit www.matinasbiopharma.com and connect with the Company on Twitter, LinkedIn, Facebook, and Google+.

Forward Looking Statements: This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to the Company’s product development, clinical and regulatory timelines, market opportunity, cash flow and other statements that are predictive in nature, that depend upon or refer to future events or conditions. All statements other than statements of historical fact are statements that could be forward-looking statements. Forward-looking statements include words such as “expects,” “anticipates,” “intends,” “plans,“ “could”, “believes,” “estimates” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, our ability to successfully complete research and further development and commercialization of MAT9001; our ability to obtain additional capital to meet our liquidity needs on acceptable terms, or at all, including the additional capital which will be necessary to complete the clinical trials for MAT9001; the uncertainties inherent in clinical testing; the timing, cost and uncertainty of obtaining regulatory approvals; our ability to protect the Company's intellectual property; the loss of any executive officers or key personnel or consultants; competition; changes in the regulatory landscape or the imposition of regulations that affect the Company's products; and the other factors listed under “Risk Factors” in our filings with the SEC, including Forms 10-K, 10-Q and 8-K. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this release. Except as may be required by law, the Company does not undertake any obligation to release publicly any revisions to such forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Matinas BioPharma’s lead product candidate MAT9001 is in a development stage and is not available for sale or use.

Investor and Media Contact

Jenene Thomas

Investor Relations and Corporate Communications Advisor

Jenene Thomas Communications, LLC

Phone: +1 (908) 938-1475

Email: jthomas@matinasbiopharma.com

Source: Matinas BioPharma Holdings, Inc.

###

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-193455

MATINAS BIOPHARMA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	No. 46-3011414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1545 Route 206 South, Suite 302

Bedminster, New Jersey 07921

(Address of principal executive offices) (Zip Code)

908-443-1860

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

As of November 14, 2014, 32,167,650 shares of common stock, $0.0001 par value per share, were outstanding.

MATINAS BIOPHARMA HOLDINGS, INC.
FORM 10-Q
Quarter Ended September 30, 2014

-i-

PART – I	FINANCIAL INFORMATION

Item 1.	UNAUDITED FINANCIAL STATEMENTS

MATINAS BIOPHARMA HOLDINGS, INC.
(Formerly Matinas BioPharma, Inc.)
Condensed Consolidated Balance Sheets

	September 30, 2014 Unaudited	December 31, 2013 Audited
Assets
Current assets
Cash and cash equivalents	$5,006,773	$10,840,428
Prepaid expenses and other	108,055	84,493

Total current assets	5,114,828	10,924,921
Fixed Assets, net of accumulated depreciation	357,733	93,057
Other assets, including security deposit of $300,000	316,225	315,778
TOTAL ASSETS	$5,788,786	$11,333,756

Liabilities, Preferred Stock and Stockholders’ Equity
Current liabilities
Accounts payable	$211,831	$396,768
Accrued expenses	764,748	462,200
Lease liability - current	44,086	-

Total current liabilities	1,020,665	858,968
Lease liability - long term	22,455	-
Total liabilities	1,043,120	858,968

Stockholders’ equity

Common stock - $0.0001 par value, 150,000,000 shares authorized, 32,167,650 shares issued and outstanding at September 30, 2014 and 32,000,000 issued and outstanding at December 31, 2013	3,217	3,200
Additional paid-in capital	15,749,890	14,302,307
Accumulated Deficit	(11,007,441)	(3,830,719
Total stockholders’ equity	4,745,666	10,474,788
Total liabilities and stockholders’ equity	$5,788,786	$11,333,756

The accompanying unaudited notes are an integral part of these financial statements.

MATINAS BIOPHARMA HOLDINGS, INC.
(Formerly Matinas BioPharma, Inc.)
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended September 30,
	2014	2013

Operating expenses:
Research and development	$1,069,716	$745,000
General and administrative	1,535,617	708,084
Total operating expenses	2,605,333	1,453,084
Loss from operations	(2,605,333)	(1,453,084)

Other expense, net	6,495	3,259

Net loss	$(2,611,828)	$(1,456,343)
Net loss per share - basic and diluted	$(0.08)	$(0.10)
Weighted average common shares outstanding:
	32,060,796	14,895,604

	Nine Months Ended September 30,
	2014	2013
Operating expenses:
Research and development	$3,261,747	$1,034,700
General and administrative	3,893,100	873,888
Total operating expenses	7,154,847	1,908,588
Loss from operations	(7,154,847)	(1,908,588)

Other expense, net	21,876	3,202

Net loss	$(7,176,723)	$(1,911,790)
Net loss per share - basic and diluted	$(0.22)	$(0.13)
Weighted average common shares outstanding:
	32,020,265	14,895,604

The accompanying unaudited notes are an integral part of these financial statements.

MATINAS BIOPHARMA HOLDINGS, INC.
(Formerly Matinas BioPharma, Inc.)
Unaudited Condensed Consolidated Statements of Cash Flow

	Nine months ended September 30,
	2014	2013
Cash flows from operating activities
Net loss	$(7,176,723)	$(1,911,790)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	51,495	662
Share-based compensation	1,446,600	178,020
Changes in operating assets and liabilities:
Deposits	(4,591)	-
Prepaid expenses	(47,070)	(30,392)
Other liabilities	370,089	241,466
Accounts payable	(184,937)	200,469

Net cash used in operating activities	(5,545,137)	(1,321,565)
Cash flows used by investing activities
Equipment purchases	(288, 518)	(28,298)
Net cash used in investing activities	(288,518)	(28,298)

Cash flows from financing activities

Re-payment of loans provided by founders	-	(24,100)

Proceeds from redeemable convertible preferred stock issued for cash	-	500,001
Preferred Stock issuance costs	-	(4,140)
Proceeds from common stock issued for cash	-	15,000,000
Common stock issuance costs	-	(2,378,674)
Proceeds from formation of holding’s common stock	-	375,000
Proceeds from formation warrants	-	10,000
Proceeds from private placement warrants	-	20,000

Net cash provided by financing activities	-	13,498,087

Net ( decrease) increase in cash and cash equivalents	(5,833,655)	12,148,224

Cash and cash equivalents:
Beginning of period	10,840,428	424,364
End of period	$5,006,773	$12,572,588

The accompanying unaudited notes are an integral part of these financial statements

MATINAS BIOPHARMA HOLDINGS, INC.
(Formerly Matinas BioPharma, Inc.)
Notes to Unaudited Financial Statements
(tabular dollars and shares in thousands, except per share data)

NOTE A - company information and history

[1]	Corporate History

Matinas BioPharma Holdings Inc. (“Holdings”) is a development stage enterprise with no operating revenue and a Delaware corporation formed in 2013. Holdings is the parent company of Matinas BioPharma, Inc., its operating subsidiary (“BioPharma” or “the Company” or “we” or “our” or “us”).

On July 11, 2013, and contemporaneously with the initial closing of a private placement in July and August 2013 described below, BioPharma entered into a Merger agreement whereby it become a wholly owned subsidiary of Holdings (the “Merger”) to effect its recapitalization plan. In connection with the Merger, the stockholders of BioPharma become the stockholders of the Holdings and received an aggregate of 9,000,000 shares of Holdings common stock and warrants to purchase 1,000,000 shares of Holdings common stock. See Note D for further discussion. For financial reporting purposes the accounting acquirer is BioPharma and accordingly, the historical financial statements of BioPharma are the continuing financial statements of the entity. In July and August of 2013, the Company completed the private placement, under which the Company sold an aggregate of 15,000,000 shares of common stock and warrants to purchase an aggregate of 7,500,000 shares of common stock (the “2013 Private Placement”). See Note D for further discussion. On February 12, 2014, the Company’s S-1 covering the resale of certain shares of our common stock was declared effective by the Securities and Exchange Commission (the “SEC”).

[2]	Proprietary Products and Technology Portfolios

The Company is a development stage biopharmaceutical company with a focus on identifying and developing novel pharmaceutical products for the treatment of abnormalities in blood lipids, referred to as dyslipidemia, and the treatment of cardiovascular and metabolic diseases.

The Company is primarily focused on developing its lead product candidate, MAT9001, through approval with the United States Food and Drug Administration (“FDA”), with a primary indication for the treatment of severe hypertriglyceridemia. Severe hypertriglyceridemia refers to a condition in which patients have high blood levels of triglycerides (>500 mg/dl) and is recognized as an independent risk factor for pancreatitis and cardiovascular disease.

MAT9001 is a uniquely engineered, prescription only omega-3 fatty acid medication comprising docosa-pentaenoic acid (DPA) and is specifically designed to provide a differentiated pharmacotherapy for the treatment of dyslipidemia. The Company’s MAT9001 development approach for the severe hypertriglyceridemia indication is similar to the clinical trial programs used by other pharmaceutical companies for FDA approval of other omega-3 fatty acid based products in this indication. By designing the MAT9001 development program for this indication in a manner consistent with the established FDA guidance, the Company believes the required clinical development program and regulatory approval pathway for MAT9001 for severe hypertriglyceridemia is more predictable and may be relatively lower in risk compared to other typical clinical development programs in the cardiovascular field.

In addition to MAT9001, the Company has established a discovery program called MAT8800 to identify and develop product candidates derived from omega-3 fatty acids for the treatment of prevalent liver diseases for which there are currently only limited therapeutic solutions. Our development work has indicated that certain omega-3 fatty acids may yield improvement in liver enzyme levels and liver histology. Accordingly, the Company has identified potential omega-3 fatty acid compositions to study in preclinical settings. This discovery program is focused on identifying and optimizing candidates comprising omega-3 fatty acids as potential treatments for nonalcoholic fatty liver disease, or NAFLD, nonalcoholic steatohepatitis, or NASH, or other hepatic conditions.

[3]	Business Risks

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the results of clinical testing and trial activities of the Company’s products, the Company’s ability to raise capital, any changes in the regulatory environment and FDA requirements for approval within the dyslipidemia field, the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, Company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and other factors listed under the heading “Risk Factors” elsewhere in this report and other reports that the Company files with the Securities and Exchange Commission.

NOTE B - Going Concern and Plan of Operation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.

The Company has experienced net losses and negative cash flows from operations each period since its inception. Through September 30, 2014, the Company had an accumulated deficit of approximately $11 million. The Company’s operations have been financed primarily through the sale of equity securities. The Company’s net loss for the nine months ended September 30, 2014 was approximately $7.2 million.

The Company has been engaged in developing MAT9001 since 2011. To date, the Company has not generated any revenue from MAT9001 and the Company expects to incur significant expenses to complete clinical work and to prepare MAT9001 for Phase III trials in the United States. The Company may never be able to obtain regulatory approval for the marketing of MAT9001 in any indication in the United States or internationally and even if the Company is able to commercialize MAT9001 or any other product candidate, there can be no assurance that the Company will generate significant revenues or ever achieve profitability.

Assuming the Company obtains FDA approval for MAT9001, which the Company does not expect to receive until 2017 at the earliest, the Company expects that its expenses will increase if the Company reaches commercial launch of MAT9001. The Company also expects that its research and development expenses will continue to increase as it moves forward for other indications for MAT9001 and diversifies its R&D portfolio. Furthermore, the Company expects that its research and development expenses will significantly increase as its MAT8800 discovery program progresses and advances to preclinical and clinical trials with one or more product candidates. As a result, the Company expects to continue to incur substantial losses for the foreseeable future, and that these losses will be increasing.

The Company will need to secure additional capital in order to initiate and complete its planned clinical and operational activities related to further development of MAT9001 and we can provide no assurances that such additional financing will be available on favorable terms, or at all. Without such additional funding, the Company is anticipating that the existing cash balance on hand at September 30, 2014 would be sufficient to meet operating activities approximately into the beginning of March 2015. The Company’s recurring losses from operations, and need for additional funding, raise substantial doubt about its ability to continue as a going concern, and as a result, the Company’s independent registered public accounting firm included an explanatory paragraph in its report on the Company’s financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty.

NOTE C - Summary of Significant Accounting Policies

[1]	Basis of Presentation

The accompanying unaudited consolidated financial statements include the consolidated accounts of Matinas BioPharma Holdings Inc. (Holdings) and its wholly owned subsidiary, Matinas BioPharma Inc. Matinas BioPharma Inc. is the operational subsidiary of Holdings. The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect the operations of the Company and its wholly-owned subsidiary. All intercompany transactions have been eliminated in consolidation.

These interim unaudited financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited financial statements for the year ended December 31, 2013, which are included in the Company’s Special Financial Report on Form 10-K filed with the SEC on April 11, 2014. In the opinion of management, the interim unaudited financial statements reflect all normal recurring adjustments necessary to fairly state the Company’s financial position and results of operations for the interim periods presented. The year-end consolidated balance sheet data presented for comparative purposes was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

Operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for any future interim periods or for the year ending December 31, 2014. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2013.

[2]	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3]	Cash and Cash Equivalents

For purposes of financial statement presentation the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

[4]	Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Cash balances are maintained principally at one major U.S. financial institution and are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to regulatory limits. At various times throughout the period ended September 30, 2014, the Company’s cash balances exceeded the FDIC insurance limit. The Company has not experienced any losses in such accounts.

[5]	Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the Company property, plant, and equipment range from three to ten years. Capitalized costs associated with leasehold improvements are depreciated over the lesser of the useful life of the asset or the remaining life of the lease.

[6]	Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates.

The Company adopted the provisions of ASC 740-10 and has analyzed its filing positions in 2013 and 2012 in jurisdictions where it may be obligated to file returns. The Company believes that its income tax filing position and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties as of September 30, 2014. In addition, future changes in unrecognized tax benefits will have no impact on the effective tax rate due to the existence of the valuation.

Since the Company incurred net operating losses in every tax year since inception, 2012 and 2013 income tax returns are subject to examination and adjustments by the IRS for at least three years following the year in which the tax attributes are utilized.

[7]	Stock-Based Compensation

The Company accounts for stock-based compensation to employees in conformity with the provisions of ASC Topic 718, “Stock Based Compensation”. Stock-based compensation to employees consist of stock options grants and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC Topic 505, subtopic 50, Equity-Based Payments to Non-Employees based upon the fair-value of the underlying instrument. The equity instruments, consisting of stock options granted to consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the period which services are received.

The Company calculates the fair value of option grants utilizing the Black-Scholes pricing model, and estimates the fair value of the restricted stock based upon the estimated fair value or the common stock. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The authoritative guidance requires forfeitures to be estimated at the time stock options are granted and warrants are issued and revised. If necessary in subsequent periods, an adjustment will be booked if actual forfeitures differ from those estimated. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee and non-employee termination patterns.

The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

[8]	Fair Value Measurements

ASC 820 “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

•	Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•	Level 2 - Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

The carrying amounts of cash and cash equivalents, other current assets, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments.

[9]	Basic Net Loss per Common Share

Basic net loss per common share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted net loss per common share is the same as basic net loss per common share because the Company incurred a net loss during each period presented, and the potentially dilutive securities from the assumed exercise of all outstanding stock options, warrants would have an antidilutive effect. As of September 30, 2014 and 2013 the number of shares issuable upon the exercise of stock options, warrants, and shares held in escrow was 20,665,000 and 17,085,000, respectively.

[10]	Revenue Recognition

The Company will develop an appropriate revenue recognition policy when planned anticipated future commercial operations commence.

[11]	Research and Development

Research and development costs are charged to operations as they are incurred. Legal fees and other direct costs incurred in obtaining and protecting patents are also expensed as incurred, due to the uncertainty with respect to future cash flows resulting from the patents and our included as part of General and Administrative expenses.

[12]	Recent accounting pronouncements

In June 2014, the FASB issued ASU 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. ASU 2014-10 eliminates the definition of a development stage entity in U.S accounting standards and removes all disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders’ equity related to the financial reporting distinction between development stage enterprises and other reporting entities. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however, early adoption is permitted. The Company evaluated and adopted ASU 2014-10 for the Company’s reporting period ended June 30, 2014 and therefore eliminated all incremental disclosures related to the Company’s inception-to-date period.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” This ASU describes how an entity should assess its ability to meet obligations and sets rules for how this information should be disclosed in the financial statements.  The standard provides accounting guidance that will be used along with existing auditing standards. The ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted. The Corporation is in the process of evaluating the impact of this standard but does not expect this standard to have a material impact on the Corporation’s consolidated financial position or results of operation.

NOTE D - Formation and Reverse Acquisition of Matinas Biopharma Holdings

Formation

In May 2013, Holdings was formed solely to prepare the Company for the capital raising transaction described below under “2013 Private Placement”. As part of the formation of Holdings, Holdings sold an aggregate of 7,500,000 shares of Holdings’ common stock and 3,750,000 warrants to purchase 3,750,000 shares of its common stock at an exercise price of $2.00 per share, for an aggregate of $375,000 (at a purchase price of $0.10 for two shares and one warrant), including 2,000,000 shares and warrants to purchase 1,000,000 shares of its common stock to Adam Stern and entities owned by Mr. Stern. Mr. Stern is an affiliate of Aegis Capital Corp., the placement agent in Holdings’ private placement in 2013 described below under 2013 Private Placement and a member of the board of directors of Holdings. The net cash proceeds of $375,000 has been reflected in the total equity for Holdings. The remaining 5,500,000 shares of its common stock and 2,250,000 warrants to purchase 2,250,000 shares of its common stock were sold to third parties, including certain representatives of Aegis Capital Corp., the placement agent for the 2013 Private Placement.

The aggregate proceeds of the units sold ($375,000 gross proceeds) were allocated between the warrants and the common stock based on their relative fair values which amounted to approximately $300,000 allocated to the common stock and $75,000 allocated to the warrants.

In addition, Holdings also offered and sold to Mr. Stern 250,000 warrants to purchase an additional 250,000 shares of its common stock at an exercise price of $2.00 per share, for which he paid $10,000 (at a purchase price of $0.04 per warrant) (the “Formation Warrants”) for his effort in connection with the transaction. These additional Formation Warrants offered to Mr. Stern are compensatory for his services in connection with structuring the formation transaction and were sold at a lower price than the fair value of $0.47 per warrant. The difference of the fair value of the warrants and the cash proceeds in the amount of $108,316 was recorded as acquisition costs incurred in connection with this transaction, and included in general and administrative expenses. Mr. Stern is an affiliate of Aegis Capital Corp., the placement agent in the 2013 Private Placement (the “Placement Agent”), and became a director of Holdings in connection with the transactions described below.

Merger

In July 2013, Matinas BioPharma entered into the Merger Agreement with Merger Sub, a wholly owned subsidiary of Holdings. Pursuant to the terms of the Merger Agreement, as a condition of and contemporaneously with the initial closing of the 2013 Private Placement, Merger Sub merged with and into Matinas BioPharma and Matinas BioPharma became a wholly owned subsidiary of Holdings.

In connection with the Merger, all shares of common stock and preferred stock of Matinas BioPharma were cancelled, and the stockholders of Matinas BioPharma received an aggregate of 9,000,000 shares (approximately 28.5% of the issued common shares) of Holdings’ common stock and warrants to purchase 1,000,000 shares of Holdings’ common stock at an exercise price of $2.00 per share (the “Merger Warrants”). As a result of this Merger, the shareholders of Matinas BioPharma became shareholders of Holdings, and the respective holdings of management are as follows: Herbert Conrad, Chairman of the Board, who received 351,563 shares of Holdings’ common stock and 250,000 Merger Warrants; Roelof Rongen, President and Chief Executive Officer, who received 3,417,186 shares of Holdings’ common stock, Abdel A. Fawzy, Executive Vice President, Pharmaceutical Development and Supply Chain Development, who received 1,708,593 shares of Holdings’ common stock; George Bobotas, executive vice president and chief scientific officer, and his spouse, who received an aggregate of 1,366,875 shares of Holdings’ common stock; Jerome Jabbour, Executive Vice President, Chief Business Officer and General Counsel, who received 759,374 shares of Holdings’ common stock and Stefano Ferrari, a member of the board of directors, through an entity controlled by him, received 351,563 shares of Holdings’ common stock and 250,000 Merger Warrants.

After consummation of the Merger transaction, the management of Matinas BioPharma became the management of Holdings and the board representatives consisted of four former Board members of Matinas BioPharma and Mr. Adam Stern as the Aegis Capital Corp. nominee. Because Holdings was formed solely to effect the Merger and the 2013 Private Placement, with no operations, and assets consisting solely of cash and cash equivalents, the Company accounted for the Merger as a reverse acquisition. The legal acquirer Matinas BioPharma becomes the successor entity, and its historical results became the historical results for Holdings (the legal acquirer and the registrant).

2013 Private Placement

In July and August 2013, Holdings completed the 2013 Private Placement, under which it sold an aggregate of 15,000,000 shares of its common stock and warrants to purchase an aggregate of 7,500,000 shares of Holdings’ common stock with an exercise price of $2.00 per share, which warrants are exercisable for a period of five years from the initial closing date (the “Investor Warrants”). The aggregate gross proceeds of the units sold ($15.0 million gross proceeds) were allocated between the warrants and the common stock based on their relative fair values which amounted to approximately $11,983,000 allocated to the common stock and $3,017,000 allocated to the warrants. One of the units was sold to Mr. Herbert Conrad for the full offering price of $250,000, and consisted of 250,000 shares of common stock and 125,000 warrants.

Aegis Capital Corp. acted as the Placement Agent for the 2013 Private Placement. The gross proceeds to Holdings from the 2013 Private Placement were $15.0 million. In connection with the 2013 Private Placement, the Placement Agent received a cash placement agent fee of $1.5 million and a non-accountable expense allowance of $450,000. In addition, as part of its compensation for acting as placement agent for the 2013 Private Placement, Holdings issued (x) warrants to the Placement Agent to purchase 750,000 shares of its common stock with an exercise price of $2.00 per share and (y) warrants to the Placement Agent to purchase 1,500,000 shares of its common stock with an exercise price of $1.00 per share. These warrants contain a “cashless exercise” feature and are exercisable at any time prior to July 30, 2018. The fair value of such warrants at the date of issuance was approximately $1.3 million using assumptions similar to those described in Note G and was recorded as part of equity, together with the other sales of common stock and warrants and not as a separate entry in the statement of stockholders equity for this stock issuance cost.

In connection with the closing of the 2013 Private Placement, the Placement Agent had a right to appoint one out of five members of Board of Directors of Holdings for a two-year term from the initial closing (the “Aegis Nominee”). Adam Stern was appointed to the Board of Directors at the initial closing and his successor, if any, will be chosen by the Placement Agent, subject to the reasonable approval of Holdings and the Voting Agreement described below. Holdings agreed to engage the Placement Agent as its warrant solicitation agent in the event the warrants, other than the Placement Agent Warrants, are called for redemption and shall pay a warrant solicitation fee to the Placement Agent equal to five (5%) percent of the amount of funds solicited by the Placement Agent upon the exercise of the warrants following such redemption.

After the consummation of the Merger and the 2013 Private Placement, the former shareholders of Matinas BioPharma held 28.5% of the common stock of Holdings by category of these transactions and approximately 30% when the additional shares purchased by Mr. Conrad in the 2013 Private Placement are included.

The private placement issuance cost totaled approximately $2.4 million of which $1.95 million was related to Placement Agent cash fees and expenses, $425,000 related to external legal costs and the remaining balance in other costs directly and incrementally attributable to the private placement funds raised. These costs are reflected as an offset to additional paid in capital.

Warrant Private Placement

Contemporaneously with the initial closing of the 2013 Private Placement, Holdings offered to all former preferred stockholders of Matinas BioPharma the right to purchase additional warrants with an exercise price of $2.00 per share of its common stock at a purchase price of $0.04 per warrant. Only Mr. Conrad exercised such right. As a result, Holdings sold 500,000 Private Placement Warrants to Herbert Conrad, the Chairman of the Board, for net cash proceeds of $20,000.

Summary of Changes in Capitalization

The following summarizes the capital structure before and after the Merger.

Investor Group	Matinas BioPharma Inc. (Accounting Acquirer)	Holdings (Accounting Acquiree)

Former preferred and common shareholders	10,000,000 shares of common and 1,851,852 shares of preferred stock	9,000,000 shares of commons stock (28.6% of aggregate common stock holdings) and 1,500,000 warrants (1)

$0.10 unit purchasers, including Mr. Adam Stern and certain representatives of Aegis Capital	none	7,500,000 shares of commons stock (23.8% of aggregate common stock holdings) and 4,000,000 warrants (2)

2013 Private Placement Investors	none	15,000,000 shares of common stock (47.7% of the aggregate common stock holdings) and 7,500,000 warrants (3)

Aegis Capital Corporation	none	2,250,000 warrants

1.	Includes 500,000 warrants purchased my Mr. Conrad - see Warrant Private Placement section.

2.	Includes 2,250,000 warrants issued in connection with the placement agent fees, 3,750,000 issued in connection with the sale of units at the Formation and 250,000 warrants purchased by Mr. Stern - see section entitled “Formation”

3.	From the 2013 Private Placement, and includes 1 unit purchased by Mr. Conrad for $ 250,000 at the full price paid by all third party investors.

Registration Rights and Other

In connection with the 2013 Private Placement, Holdings entered into a registration rights agreement with the private placement investors, the Placement Agent and the holders of its outstanding warrants. Holdings was required to file with the SEC no later than October 7, 2013 (the “Filing Deadline”), a registration statement covering the resale of the shares of common stock and the shares of common stock underlying the warrants, issued in the 2013 Private Placement, as well as the shares of common stock underlying the Formation Warrants, the Merger Warrants, and the Private Placement Warrants. The Company was also required to use commercially reasonable efforts to have the registration statement declared effective within one hundred and fifty (150) days after the registration statement was filed (the “Effectiveness Deadline”). The Company is required to keep the registration statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”), for a period of one year or for such shorter period ending on the earlier of the date when all the registrable securities covered by the registration statement have been sold or such time as all of the registrable securities covered by the registration statement can be sold under Rule 144 without any volume limitations (the “Effectiveness Period”). If this registration statement was not declared effective on or before the Effectiveness Deadline, Holdings would have been required to pay to each holder of registrable securities purchased in the 2013 Private Placement an amount in cash equal to one half of one percent (0.5%) of such holder’s investment amount on every thirty (30) day anniversary of such Effectiveness Deadline until such failure was cured. The Company’s registration statement was declared effective by the Securities and Exchange Commission on February 12, 2014, therefore no liability for the above provision has been recognized. If the Company does not maintain the effectiveness of the registration statement during the Effectiveness Period, subject to certain limitations and the right of the Company to suspend the use of the prospectus for certain periods, Holdings shall pay to each holder of registrable securities purchased in 2013 Private Placement an amount in cash equal to half of one percent (0.5%) of such holder’s investment amount on every thirty (30) day anniversary of such failure to maintain the registration statement until such failure was cured; provided however that such liquidated damages shall be paid only with respect to registrable securities that cannot then be immediately resold in reliance on Rule 144. No provision has been made as of September 30, 2014 for a potential penalty.

NOTE E – Fixed Assets

Fixed assets, summarized by major category, consist of the following ($ in thousands):

	September 30,	December 31,
	2014	2013
Lab Equipment	$244	26
Furniture and Fixtures	20	20
Capitalized Leased Equipment	111	0
Leasehold Improvements	48	48
Total	$424	$94
Less accumulated depreciation	66	1
Fixed assets, net	$358	$93

NOTE F - Stock Holders Equity

Preferred Stock – Matinas BioPharma Inc.

Prior to July 11, 2013, the Company was authorized to issue up to 6,481,481 shares of redeemable convertible preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by the Company Board of Directors. Among other features, shares of Series A Convertible Redeemable Preferred Stock were redeemed by the Company at a price equal to the Series A Original Issue Price per share, plus all declared but unpaid dividends thereon in two annual installments commencing not more than 90 days after receipt by the Company at any time on or after October 2017 (fifth anniversary of initial public offering closing), from the holders of at least a majority of the then outstanding shares of Series A Convertible Redeemable Preferred Stock, of written notice requesting redemption of all shares of Series A Convertible Redeemable Preferred Stock. The Company was required to redeem, on a pro-rata basis in accordance with the number of shares of Series A Convertible Redeemable Preferred Stock owned by each holder. This instrument was classified outside of permanent equity.

As part of the formation and reverse acquisition of Matinas BioPharma Holdings discussed in Note D all authorized Preferred Shares of Matinas BioPharma Inc. were canceled and exchanged for Holdings’ common shares. There were no shares of the redeemable convertible preferred stock outstanding at September 30, 2014, and this instrument is no longer authorized by the Company articles of incorporation.

Warrants

As of September 30, 2014, the Company had outstanding warrants to purchase an aggregate of 15,250,000 shares of common stock at exercise prices ranging from $1.00 to $2.00 per share.

The Warrants are exercisable immediately upon issuance and have a five-year term. The Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Warrants. No fractional shares will be issued upon the exercise of the Warrants. All of the Warrants may be exercised on a “cashless” basis in certain circumstances. However, since all such cashless exercises are settled on a net share basis, the exercise price and the number of warrant shares purchasable upon the exercise of the Investor Warrants are subject to adjustment upon the occurrence of certain events, which include stock dividends, stock splits, combinations and reclassifications of the Company capital stock or similar “organic changes” to the equity structure of the Company. Accordingly, pursuant to ASC 815, the warrants are classified as equity in the accompanying statement of stockholder’s Equity.

The Company may call the Warrants, other than the Placement Agent Warrants, at any time the common stock trades above $5.00 for twenty (20) consecutive days following the effectiveness of the registration statement covering the resale of the shares of common stock underlying the Warrants, provided that the Warrants can only be called if such registration statement is current and remains effective at the time of the call and provided further that the Company can only call the Investor Warrants for redemption, if it also calls all other Warrants for redemption on the terms described above. The Placement Agent Warrants do not have a redemption feature. Such term is a contingent feature and within the control of the Company, therefore does not require liability classification.

A summary of equity warrants outstanding as of September 30, 2014 is presented below, all of which are fully vested.

Shares
July 11, 2013 formation of Holdings, 4,000,0000 warrants issued, terms 5 years, exercisable at $ 2.00, including 250,000 warrants sold to Mr. Adam Stern	4,000,000
July 11, 2013 recapitalization of Matinas BioPharma Inc. 1,000,000 warrants issued, terms 5 years, exercisable at $ 2.00	1,000,000
July and August,2013 completion of Private Placement, 7,500,000 warrants issued, terms 5 years, exercisable at $ 2.00	7,500,000
July 30, 2013 Placement Agent warrants issued as part of compensation for Private Placement. Terms 5 years, exercisable at $ 2.00	750,000
July 30, 2013 Placement Agent warrant issued as part of compensation for Private Placement. Terms 5 years exercisable at $ 1.00	1,500,000
July 30, 2013 500,000 warrants sold to Chairman of Board Mr. Herb Conrad for $ 20,000. Terms 5 years, exercisable at $ 2.00 per share	500,000
Total Warrants Outstanding at September 30, 2014	15,250,000

NOTE G - Stock Based Compensation

In August 2013, the Company adopted the 2013 Equity Compensation Plan (the “Plan”), which provides for the granting of incentive stock options, nonqualified stock options, restricted stock units, performance units, and stock purchase rights. Options under the Plan may be granted at prices not less than 100% of the fair value of the shares on the date of grant as determined by the Board Committee. The Board Committee determines the period over which the options become exercisable subject to certain restrictions as defined in the Plan, with the current outstanding options generally vesting over three years. The term of the options is no longer than ten years. The Company currently has reserved 8,250,000 shares of common stock for issuance under the plan.

With the approval of the Board of Directors and majority Shareholders, effective May 8, 2014, the Plan was amended and restated. The amendment provides for an automatic increase in the number of shares of Common Stock available for issuance under the Plan each January (with Board approval), commencing January 1, 2015 in an amount up to four percent (4%) of the total number of shares of Common Stock outstanding on the preceding December 31st.

The Company recognized stock-based compensation expense in its consolidated statements of operations as follows ($ in thousands):

	$ in thousands
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Research and Development	$223	$27	$330	$27
General and Administrative	677	151	1,117	151
Total	$900	$178	$1,447	$178

Stock Incentive Plans:

The following table contains information about the Company’s stock plan at September 30, 2014:

	Awards Reserved			Awards
	for	Awards		Available
	Issuance	Issued		for Grant
2013 Equity Compensation Plan	8,250,000	5,582,650	*	2,667,350

* includes both stock grants and option grants

The following table summarizes the Company’s stock option activity and related information for the period from December 31, 2013 to September 30, 2014:

		Weighted average
	Number of Options	Exercise Price
Outstanding at December 31, 2013	3,160,000	$0.94
Granted	2,380,000	$1.23
Exercised	0	N/A
Forfeited	(100,918)	$0.94
Expired	(24,082)	$0.94
Outstanding at September 30, 2014	5,415,000	$1.07

NOTE H - Commitments

Security Deposit

The Company was obligated to provide a security deposit of $300,000 to obtain lease space. Starting June 1, 2015, this deposit can be reduced by $100,000 on an annual basis, down to $50,000, as long as the Company makes timely rental payments.

Lease Space

On November 1, 2013, the Company entered into 7 year lease for office space in Bedminster, New Jersey which started June, 2014 at a monthly rent of $12,723, increasing to approximately $14,200 per month toward the end of the term. The Company records rent expense on a straight-line basis.

In December of 2013, the Company entered into an agreement to lease laboratory space for one year starting January 1, 2014 in Monmouth Junction, New Jersey at a monthly rent of $2,072.

Listed below is a summary of future lease rental payments as of September 30, 2014:

Lease
Commitments
2014	$44,384
2015	154,140
2016	157,076
2017	160,014
2018 & Beyond	582,797
Total future minimum lease payments	$1,098,411

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes and the other financial information included elsewhere in this Quarterly Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Quarterly Report and in other reports we file with the Securities and Exchange Commission, particularly those under “Risk Factors.” Dollars in tabular format are presented in thousands, except per share data, or otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 10-Q contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “can,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “seek,” “estimate,” “continue,” “plan,” “point to,” “project,” “predict,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future.

There are a number of important factors that could cause the actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:

•	our ability to raise additional capital to fund our development and commercialization efforts for MAT9001 and any product candidates under our MAT8800 discovery program;

•	our limited operating history;

•	our history of operating losses in each year since inception and the expectation that we will continue to incur operating losses for the foreseeable future;

•	our dependence on MAT9001, our lead product candidate, which is still in an early development stage;

•	our ability to manufacture GMP batches of MAT9001 as required for pre-clinical and clinical trials and, subsequently, our ability to manufacture commercial quantities of MAT9001;

•	our ability to complete required clinical trials for MAT9001 and obtain approval from the FDA or other regulatory agents in different jurisdictions;

•	our lack of a sales and marketing organization and our ability to commercialize MAT9001, if we obtain regulatory approval;

•	our dependence on third-parties, including third-parties to manufacture MAT9001 and third-party CROs to conduct our clinical trials for MAT9001;

•	our ability to maintain or protect the validity of our patents and other intellectual property;

•	our ability to retain key executive members;

•	our ability to internally develop new inventions and intellectual property;

•	interpretations of current laws and the passages of future laws;

•	acceptance of our business model by investors;

•	the accuracy of our estimates regarding expenses and capital requirements;

•	our ability to adequately support growth; and

•	the factors listed under the headings “Risk Factors” elsewhere in this report and other reports that we file with the Securities and Exchange Commission.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report or the date of the document incorporated by reference into this report. We have no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. We have expressed our expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

Overview

We are a development stage biopharmaceutical company, founded in 2011, with a focus on identifying and developing novel pharmaceutical products for the treatment of abnormalities in blood lipids, referred to as dyslipidemia, and the treatment of cardiovascular and metabolic diseases. By capitalizing on our management’s experience working on pharmacological formulation, evaluation and clinical development in the field of lipid science and the therapeutic benefits of omega-3 fatty acids in treating lipid disorders, we have designed a program to develop our lead product candidate MAT9001, with a focus on cardiovascular disease. Specifically, our Chief Executive Officer, Chief Scientific Officer and Executive Vice President for Pharmaceutical and Supply Chain Development were all colleagues at Reliant Pharmaceuticals, Inc., where they were directly responsible for the in-licensing, development, manufacturing optimization and commercialization of various dyslipidemia therapies, including Lovaza®, the first prescription omega-3 drug approved in the United States, Antara®, a fenofibrate, and Lescol®, more commonly known by its generic name fluvastatin. With respect to our lead product candidate, MAT9001, our goal is to establish significant differentiation over existing available therapies by demonstrating significant reductions in triglyceride levels, lowering of cholesterol levels, and improving other important physiological parameters, thereby addressing what we believe is currently a significant unmet medical need. In addition, our MAT8800 discovery program is seeking to identify and develop product candidates derived from omega-3 fatty acids for the treatment of prevalent liver diseases for which there are currently only limited therapeutic solutions available. We believe that our unique ability to produce and isolate highly concentrated omega-3 fatty acids which have demonstrated effects on liver enzyme levels and histology could yield product candidates which are particularly well suited to treat these diseases.

MAT9001, Matinas BioPharma’s lead drug candidate, with an initial indication for the treatment of severe hypertirglyceridemia (TG>500 mg/dl). MAT9001 is a uniquely engineered, prescription-only omega-3 fatty acid medication comprising docosa-pentaenoic acid (DPA) and other omega-3 fatty acids. Matinas BioPharma has specifically designed MAT9001 to provide a differentiated pharmacotherapy for the treatment of dyslipidemia.

In addition to MAT9001, we have established a discovery program called MAT8800 to identify and develop product candidates derived from omega-3 fatty acids for the treatment of prevalent liver diseases for which there are currently only limited therapeutic solutions. Our development work indicated that certain omega-3 fatty acids may yield improvement in liver enzyme levels and liver histology. Accordingly, we have identified potential omega-3 fatty acid compositions to study in preclinical settings. This discovery program is focused on identifying and optimizing product candidates comprising omega-3 fatty acids as potential treatments for nonalcoholic fatty liver disease (NAFLD), nonalcoholic steatohepatitis (NASH) or other hepatic conditions.

We are primarily focused on developing and commercializing MAT9001 through approval by the FDA, with an initial indication for the treatment of severe hypertriglyceridemia. Severe hypertriglyceridemia refers to a condition in which patients have high blood levels of triglycerides (TG ≥500 mg/dl) and is recognized as an independent risk factor for pancreatitis and cardiovascular disease. Based on information provided by the National Heart, Lung and Blood Institute and National Cholesterol Education Program, or NCEP, ATP III Guidelines (collectively, the “NCEP Guidelines”), we estimate that more than four million people in the United States have severe hypertriglyceridemia. If we receive FDA approval for severe hypertriglyceridemia, we may seek approval for use of MAT9001 in additional indications, including the treatment of patients with mixed dyslipidemia who may already be undergoing treatment with a statin, a commonly used class of cholesterol lowering medication. Mixed dyslipidemia refers to a condition in which patients have a combination of both elevated triglycerides (≥200mg/dl), and elevated cholesterol levels. Based on the NCEP Guidelines, we estimate that approximately 30 to 35 million Americans have mixed dyslipidemia.

We are a development stage company and have not generated any revenues. We have never been profitable. Our net loss was approximately $7.2 million and $1.9 million for the nine months ended September 30, 2014 and 2013, respectively. We expect to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses to increase significantly in connection with our ongoing activities to develop, seek regulatory approval and commercialization of MAT9001. Furthermore, we expect to incur additional costs associated with operating as a public company, including compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Accordingly, we will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern and would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenues to achieve profitability, and we may never do so.

Financial Operations Overview

Revenue

To date, we have not generated any revenue. Our ability to generate product revenue, which we do not expect will occur before 2017, if ever, will depend significantly on the successful development and eventual commercialization of our lead product candidate, MAT9001.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of MAT9001 and identification of product candidates under our MAT8800 discovery program, which include:

•	the cost of conducting pre-clinical work;

•	the cost of acquiring, developing and manufacturing pre-clinical trial materials;

•	costs for consultants and contractors associated with Chemistry and Manufacturing Controls (CMC), pre-clinical activities and regulatory operations;

•	expenses incurred under agreements with contract research organizations, or CROs, that conduct our pre-clinical trials; and

•	employee-related expenses, including salaries and stock-based compensation expense for those employees involved in the research and development process.

The table below summarizes our direct research and development expenses for MAT9001 for the periods indicated. Our direct research and development expenses consist principally of external costs, such as fees paid to contractors, consultants, analytical laboratories and CROs, in connection with our development work. We typically use our employee and infrastructure resources for developing MAT9001.

	Three months Ended September 30,
	2014	2013
	($ in thousands)
Direct research and development expenses:
Manufacturing process development	$253	$232
Preclinical trails	77	43
Clinical Development	7	0
Regulatory	115	36
Internal staffing, Overhead and Other	617	434
Total research & development	$1069	$745

	Nine months Ended September 30,
	2014	2013
	($ in thousands)
Direct research and development expenses:
Manufacturing process development	$993	$450
Preclinical trails	219	43
Clinical Development	81	0
Regulatory	333	72
Internal staffing, Overhead and Other	1636	470
Total research & development	$3262	$1035

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage human trials.

We believe we have optimized the manufacturing process for the active pharmaceutical ingredient of MAT9001 and have completed various preclinical studies with the MAT9001 active ingredient. We completed the first preclinical studies of MAT9001 during the fourth quarter of 2013 with others completed during 2014. We commenced manufacturing of GMP batches of MAT9001 late in the first quarter of 2014. The Company filed its IND for MAT9001 with the FDA on October 20, 2014. We expect to commence the first human study of MAT9001 during the fourth quarter of 2014. Thereafter we are considering initiating a Special Protocol Assessment Review with the FDA during early 2015 and expect to commence the first pivotal Phase III study of MAT9001 in patients with severe hypertriglyceridemia in mid-2015, complete our Phase III program and plan to submit an NDA with the FDA during early 2017, and to receive approval from the FDA to commercialize MAT9001 in the United States for the treatment of patients with triglyceride levels greater than or equal to 500 mg/dl, or severe hypertriglyceridemia, late 2017, at the earliest.

The continued development of MAT9001 is subject to a number of risks including, but not limited to:

•	the uncertainty of the outcome of preclinical studies with MAT9001;

•	the uncertainty of the timing and outcome of regulatory IND submissions for MAT9001 and subsequent FDA review thereof;

•	the uncertainty of the timing and outcome of the manufacturing of GMP batches of MAT9001;

•	the uncertainty of the timing and outcome of initial human studies with MAT9001;

•	the possibility of changes to existing treatment guidelines for dyslipidemia and cardiovascular disease;

•	the uncertainty of the timing and outcome of regulatory review of the potential Special Protocol Assessment for the pivotal Phase III program for MAT9001;

•	the uncertainty of the timing and outcome of our Phase III program for MAT9001;

•	the uncertainty of the timing and outcome of an NDA submission for MAT9001 and subsequent FDA review thereof;

•	the uncertainty of the timing and outcome of the prosecution of patents covering MAT9001, within the U.S. or abroad;

•	the possibility that the emergence of competing technologies and products and other adverse market developments could impede our fund raising and commercial efforts; and

•	the requirement that the facilities used by our contract manufacturers to manufacture MAT9001 must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA.

The estimated costs expected to be incurred for the research and development activities prior to the initiation of Phase III pivotal studies of MAT9001, including those activities already completed, are between $5.0 million and $7.0 million, which we expect to fund from the proceeds of the 2013 Private Placement. The estimated additional costs expected to be incurred for research and development activities thereafter through the filing of our first NDA with the U.S. FDA are between $20.0 million and $60.0 million, which we expect to fund through future capital raising activities.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions. Other general and administrative expenses include facility costs, communication expenses, and professional fees for legal, patent review, consulting and accounting services.

We anticipate that our general and administrative expenses will increase in 2015 due to many factors, the most significant of which include:

•	increased personnel as we expand our operations to prepare for and execute upon our Phase III pivotal studies of MAT9001, which we expect to commence in mid-2015; and

•	increased expenses related to becoming a publicly-traded company, including expenses in support of compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Other Expense, net

Other Expense, net for the nine months ended September 30, 2014 is comprised of miscellaneous tax payments partially offset by interest income earned on cash balances.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this Quarterly Report. We believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses, particularly for product development costs. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments as necessary. Examples of estimated accrued research and development expenses include:

•	fees paid to contractors in connection with the development of manufacturing processes for MAT9001;

•	fees paid to CROs in connection with preclinical development activities;

•	fees paid to contractors in connection with preparation of regulatory submissions; and

•	fees paid to vendors related to product manufacturing, development and distribution of clinical study supplies.

We base our expenses related to pre-clinical and human studies on our estimates of the services received and efforts expended pursuant to contracts with multiple development contractors that conduct and manage development work and studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts may depend on factors such as the successful enrollment of subjects and the completion of specific study milestones. In accruing service fees, we will estimate the time period over which services will be performed, the completion of certain tasks, enrollment of subjects, study center activation and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual or prepayment accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. Based on limited historical experience, actual results have not been materially different from our estimates.

Research and Development expenses

Research and development expenses are charged to operations as they are incurred.

Stock-Based Compensation

Option Grants

We account for all share-based compensation payments issued to employees, directors, and non-employees using an option pricing model for estimating fair value. Accordingly, share-based compensation expense is measured based on the estimated fair value of the awards on the date of grant, net of forfeitures. We recognize compensation expense for the portion of the award that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method. In accordance with authoritative guidance, we remeasure the fair value of non-employee share-based awards as the awards vest, and recognize the resulting value, if any, as expense during the period the related services are rendered.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We apply the fair value recognition provisions of ASC Topic 718, Compensation-Stock Compensation, which we refer to as ASC 718. Determining the amount of share-based compensation to be recorded required us to develop estimates of the fair value of stock options as of their grant date before operating as a public company. We recognize share-based compensation expense ratably over the requisite service period, which in most cases is the vesting period of the award. Calculating the fair value of share-based awards requires that we make highly subjective assumptions.

We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. As a privately-held company with a limited operating history, we utilized data from a representative group of companies to estimate expected stock price volatility. We selected companies from the biopharmaceutical industry with similar characteristics to us, including those in the early stage of product development and with a therapeutic focus.

We use the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees.

We recognize compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period, with the exception of options granted subject to a consulting agreement, whereby the option vesting period and the service period defined pursuant to the terms of the consulting agreement may be different. Stock options issued to consultants are revalued quarterly until fully vested, with any change in fair value expensed. The following range of assumptions were used to value options granted during third quarter of 2014 and re-measure stock options issued to consultants..

2014 Third Quarter
Exercise price of options granted	$0.85 – 1.28
Expected volatility	57.86 – 65.27
Risk-free interest rate	1.78 – 1.92%
Expected life of options (years)	5.04 – 6.0 years
Expected annual dividend per share	$0.00

The expected term of stock options represents the weighted average period the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms, and industry peers as we did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as we did not have any trading history for our common stock. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of our stock options. The expected dividend assumption is based on our history and expectation of dividend payouts.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. Accordingly, we have assumed no dividend yield for purposes of estimating the fair value of our share-based compensation.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised.

Share-based compensation expense associated with stock options and restricted stock granted to employees and non-employees was $ 1.4 million for the nine months ended September 30, 2014 and $70,000 for the nine months ended September 30, 2013. As of September 30, 2014, we had $2.2 million of total unrecognized share-based compensation expense, which we expect to recognize over a weighted-average remaining vesting period of approximately 2.1 years. While our share-based compensation for stock options granted to employees and non-employees to date has not been material to our financial results, in future periods, our share-based compensation expense is expected to increase as a result of recognizing our existing unrecognized share-based compensation for awards that will vest and as we issue additional share-based awards to attract and retain our employees.

We have included stock based compensation as part of our operating expenses in our statement of operation for the nine months and three months ended September 30, 2014 and 2013 ($ in thousands) as follows:

	Three months ended September 30,
	2014	2013
General and administrative	$677	$151
Research and development	223	27
Total	$900	$178

	Nine months ended September 30,
	2014	2013
General and administrative	$1,117	$151
Research and development	330	27
Total	$1447	$178

Described below is the methodology we utilized in measuring stock-based compensation. Management had for financial reporting purposes determined the estimated per share fair value of our common stock and redeemable convertible preferred stock using valuation consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” also known as the Practice Aid. This valuation was performed as of September 1, 2013 with the assistance of a third-party valuation specialist. In conducting the valuation, management considered all objective and subjective factors that it believed to be relevant, including management’s best estimate of our business condition, prospects and operating performance at the valuation date. Within the valuation performed, a range of factors, assumptions and methodologies were used as previously described in this section.

The significant factors included;

•	external market conditions affecting the biotechnology industry;

•	trends within the biotechnology industry;

•	the prices at which we sold shares of preferred stock;

•	the superior rights and preferences of the preferred stock relative to common stock at the time of each grant;

•	the prices at which we sold units of common stock and warrants;

•	the results of operations and financial position;

•	status of research and development efforts;

•	stage of development and business strategy;

•	the lack of an active public market for the common stock; and

In Managements opinion, there were no significant changes in our business from the date of our outside valuation (September 1, 2013) through the date we began trading on the Over-the Counter Bulletin Board (OTCBB) on July 22, 2014, that would material impact the value of our Company. Once the Company began trading, the closing price of our stock (on the date of a grant) is used as an input in the measurement of stock-based compensation.

We estimated the forfeiture rate at the time of grant and, if necessary, revised in subsequent periods if actual forfeitures differed from those estimates. Forfeitures were estimated based on management’s expectation through industry knowledge and historical data.

The 2013 Equity Compensation Plan, or the Plan, is the only active plan pursuant to which options to acquire common stock or restricted stock awards can be granted and are currently outstanding. As of September 30, 2014, there were approximately 2,667,350 shares of our common stock available for issuance under the Plan.

As of September 30, 2014, we had outstanding options to purchase an aggregate of 5,415,000 shares of our common stock with a weighted average exercise price of $1.07. At September 30, 2014, 1,832,917 options vested at a weighted average exercise price of $1.06 per share. The computation of the aggregate intrinsic value is based upon the difference between the original exercise price of the options and our estimate of the deemed fair value of our common stock at September 30, 2014. The total intrinsic value of options outstanding and vested at September 30, 2014 was de minimis.

Basic and Diluted Net Loss Per Share of Common Stock

We compute basic net loss per share of common stock by dividing net loss applicable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, excluding the dilutive effects stock options. We compute diluted net loss per share of common stock by dividing the net loss applicable to common stockholders by the sum of the weighted-average number of shares of common stock outstanding during the period plus the potential dilutive effects stock options outstanding during the period calculated in accordance with the treasury stock method, but such items are excluded if their effect is anti-dilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between our basic and diluted net loss per share of common stock for the three months ended September 30, 2014 and 2013.

Emerging Growth Company Status

Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Results of Operations

Comparison of three months ended September 30, 2014 and 2013

	Three months ended
	September 30,		Increase
	2014	2013	(Decrease)
	(In thousands)
Expenses:
Research and development	$1,069	$745	$324
General and administrative	1,536	708	828
Operating Expenses	$2,605	$1,453	$1,152

Research and Development expenses. Research and development expense for the three months ended September 30, 2014 was $1.1 million, compared to $0.7 million for the three months ended September 30, 2013, an increase of $0.4 million. The increase in research and development expense was primarily due to an increase in activities for the development of the manufacturing process for MAT9001, preclinical studies and build out of our R&D infrastructure.

General and Administrative expenses. General and administrative expense for the three months ended September 30, 2014 was $1.5 million compared to $0.7 million for the three months ended September 30, 2013, an increase of $0.8 million. The increase in general and administrative expense was primarily due to increased compensation expenses, particularly associated with share based compensation, professional fees related to going public and increased costs related to operating as a public company.

Comparison of nine months ended September 30, 2014 and 2013

	Nine months ended
	September 30,		Increase
	2014	2013	(Decrease)
	(In thousands)
Expenses:
Research and development	$3,262	$1,035	$2,227
General and administrative	3,893	874	3,019
Operating Expenses	$7,155	$1,909	$5,246

Research and Development expenses. Research and development expense for the nine months ended September 30, 2014 was $3.3 million, compared to $ 1.0 million for the nine months ended September 30, 2013, an increase of $2.3 million. The increase in research and development expense was primarily due to an increase in activities for the development of the manufacturing process for MAT9001, the costs incurred for preclinical studies, increases in stock based compensation, increased headcount and the costs incurred to build out of our R&D infrastructure.

General and Administrative expenses. General and administrative expense for the nine months ended September 30, 2014 was $3.9 million compared to $0.9 million for the nine months ended September 30, 2013, an increase of $ 3.0 million. The increase in general and administrative expense was primarily due to increased compensation expenses, particularly associated with share based compensation, new employee compensation, ongoing accounting and legal and professional services, including those legal services associated with the registration statement covering the resale of the shares of common stock, increased costs of operating as a public company and the shares of common stock underlying the warrants issued in the 2013 Private Placement, as well as shares of common stock underlying the warrants issued in connection with our formation, the merger of Holdings and BioPharma and the private placement of warrants, compliance and intellectual property filings.

As noted previously, in terms of operating expenses (particularly compensation expenses), 2013 represents a partial year (i.e. start-up year), hence 2014 is showing increased expenses due to a full year of operations in both Research and Development, and General and Administrative expenses. In addition, it should be noted that our Board Members have elected to take their compensation in the form of share based compensation in lieu of cash compensation, for the third and fourth quarters of 2014 and for the foreseeable future.

Sources of Liquidity

We have funded our operations since inception through private placements of preferred stock and our common stock and common stock warrants. As of September 30, 2014, we raised a total of $14.0 million in net proceeds from sales of our equity securities.

As of September 30, 2014, we had cash and cash equivalents totaling $5.0 million.

2013 Private Placement

In July and August 2013, we completed the 2013 Private Placement, under which we sold an aggregate of 15,000,000 shares of our common stock and warrants to purchase an aggregate of 7,500,000 shares of our common stock with an exercise price of $2.00 per share, which warrants are exercisable for a period of five years from the initial closing date. Aegis Capital Corp. acted as the Placement Agent for the 2013 Private Placement (the “Placement Agent”). The gross proceeds to us from the 2013 Private Placement were $15.0 million.

Warrant Private Placement

Contemporaneously with the initial closing of the 2013 Private Placement, we sold 500,000 Private Placement Warrants to Herbert Conrad, our chairman of the board, for a purchase price of $0.04 per warrant. The Private Placement Warrants have an exercise price of $2.00 per share. The Private Placement Warrants were offered to all preferred stockholders of Matinas BioPharma prior to the Merger, and only Mr. Conrad exercised the offer.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the period set forth below:

	Nine months ended September 30,
	2014	2013
Cash used in operating activities	$(5,545)	$(1,322)
Cash used in investing activities	(288)	(28)
Cash provided by financing activities	-	13,498
Net increase/(decrease) in cash and cash equivalents	$(5,833)	$12,148

Operating Activities

We have incurred significant costs in the area of research and development, including manufacturing, analytical, regulatory and other development costs, as the manufacturing process for our product was being developed. However, we will have significantly increased development costs in conducting preclinical and human studies, regulatory filing activities, and preparation of the IND and NDA for MAT9001 as well as costs for continued development and validation of the manufacturing process for MAT9001. We also expect significantly increased development costs associated with our MAT8800 discovery program. We also expect our general and administrative expenses to increase as we expand our administrative, compliance, legal and investor relations activities, increase our activities in developing and maintaining our intellectual property and maintaining our company as a publicly traded company. Net cash used in operating activities was approximately $5.5 million for the nine months ended September 30, 2014 and $1.3 million for the nine months ended September 30, 2013. The increase in cash used in operating activities for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 was primarily due to higher development costs in connection with development of the manufacturing process, preclinical costs, compensation/infrastructure expenses and the costs in connection with fund raising activities and compliance. We expect that there will be a significant increase in cash used in our operating activities during the remainder of 2014, as we move MAT9001 forward, as well as incur full year costs associated with our compensation expenses and corporate infrastructure.

Investing Activities

Net cash used in investing activities was $288,000 for the nine months ended September 30, 2014 and $28,000 for the nine months ended September 30, 2013. The cash used in investing activities for the nine months ended September 30, 2014 was primarily the purchase of scientific laboratory equipment.

Financing Activities

Net cash provided by financing activities was $0 for the nine months ended September 30, 2014 and net cash provided by financing activities was $13.5 million for the nine months ended September 30, 2013. The cash provided by financing activities for the nine months ended September 30, 2013 was primarily due to proceeds received from our Private Placement.

Funding Requirements and Other Liquidity Matters

MAT9001 is still in a development stage and our MAT8800 discovery program is in a very early stage. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	receive acceptance by the FDA of our IND for MAT9001 in patients with severe hypertriglyceridemia;

•	initiate human trials of MAT9001;

•	continue non-clinical studies of MAT9001;

•	initiate our Phase III clinical program for MAT9001;

•	enter into manufacturing and supply agreements for MAT9001;

•	seek to identify additional indications for MAT9001;

•	seek to identify product candidates under our MAT8800 discovery program;

•	maintain, leverage and expand our intellectual property portfolio for MAT9001 and MAT8800;

•	acquire or in-license other products and technologies;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and future compliance and/or commercialization efforts;

•	seek marketing approval for MAT9001for the currently planned or any additional indication;

•	commence non-clinical and preclinical studies of product candidates in our MAT8800 discovery program; and

•	establish a sales and marketing infrastructure to commercialize MAT9001 in the United States.

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures requirements approximately into the beginning of March 2015 and the initiation of the first human study of MAT9001. We will need additional financing to initiate and conduct our intended Phase III clinical program for MAT9001, file additional patent applications and enhance our intellectual property position for MAT9001 and MAT8800, validate the manufacturing processes at our various suppliers and prepare for submission of an NDA for MAT9001, and conduct preclinical work in order to identify product candidates under our MAT8800 discovery program. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Significant additional funds may be required to initiate and complete our Phase III clinical program for MAT9001 if the FDA does not agree with our intended regulatory pathway under Section 505(b)(2) of the Act and to initiate and complete those preclinical and human trials deemed necessary or advisable for product candidates selected pursuant to our MAT8800 discovery program. If the FDA does not agree with our streamlined regulatory and clinical approach for our intended Phase III trial to support a NDA filing for MAT9001 under Section 505(b)(2) of the Act, we believe that we will need at least $20.0 million to $60.0 million of additional capital following to complete our Phase III clinical program and submit a NDA under Section 505(b)(1) of the Act if so required by the FDA.

Until the time we can generate substantial product revenues from commercializing MAT9001, if ever, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and could increase our expenses and require that our assets secure such debt. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, MAT9001, product candidates emerging from MAT8800 or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market MAT9001 and any product candidates under MAT8800 that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

On November 1, 2013, we entered into a seven year lease for office space in Bedminster, New Jersey. The commencement date and first obligation to pay rent is June 2014, with annual rent beginning at approximately $152,000 per year, increasing to $174,000 in the final year.

In December 2013, the Company entered into an agreement to lease laboratory space for one year commencing January 1, 2014 in Monmouth Junction, New Jersey. Base rent for the year ended December 31, 2014 will be approximately $25,000.

We may enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our non-cancelable obligations under these agreements are not material. As of September 30, 2014, we had no material Contractual Obligations or Commitments that will affect our future liquidity.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited to our cash and cash equivalents, all of which have maturities of one year or less. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. We do not have any foreign currency or other derivative financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2, “Significant Accounting Policies,” in the accompanying notes to the condensed consolidated financial statements for a discussion of recent accounting pronouncements.

Item 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

Item 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As of September 30, 2014, we evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level as of September 30, 2014 due to actions we have taken during 2014 to remediate material weaknesses identified in connection with the preparation and audit of our consolidated financial statements for the years ended December 31, 2013 and 2012. Such remediation actions included adding accounting resources, adding additional layers of review, and segregation of duties. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of any disclosure control and procedure also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in Internal Control Over Financial Reporting.

Other than the remediation efforts discussed above, there were no changes in our internal control over financial reporting during the three months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART - II	OTHER INFORMATION

Item 1.	LEGAL PROCEEDINGS

None.

Item 1A.	Risk Factors

Except as set forth below, during the quarter ended September 30, 2014, there were no material changes from the risk factors set forth under Part I, Item 1A., “Risk Factors” in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014. You should carefully consider these factors in addition to the other information set forth in this report which could materially affect our business, financial condition or future results. The risks and uncertainties described in this report and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as well as other reports and statements that we file with the SEC, are not the only risks and uncertainties facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, results of operations or cash flows.

We will need to raise significant additional capital to support our development and commercialization efforts for MAT9001.

We believe that our cash and cash equivalents will be sufficient to fund our operations and capital expenditure requirements approximately into the beginning of March 2015. We need to seek additional equity or debt financing to initiate and conduct our intended Phase III clinical program for MAT9001, file additional patent applications and enhance our intellectual property position for MAT9001 and MAT8800, validate the manufacturing processes at our various suppliers and prepare for submission of an NDA for MAT9001, and conduct preclinical work in order to identify product candidates under our MAT8800 discovery program. We believe we will need at least $20.0 million to $60.0 million of additional capital to complete our Phase III clinical program and submit a New Drug Application, or NDA. In addition, we will need to raise additional funding to complete clinical development of any product candidate that emerges from MAT8800.

We do not currently have any arrangements or credit facilities in place as a source of funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic collaborations and/or licensing arrangements. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, could increase our expenses and require that our assets secure such debt. Moreover, any debt we incur must be repaid regardless of our operating results. Equity financing, if obtained, could result in dilution to our then existing stockholders and/or require such stockholders to waive certain rights and preferences or otherwise adversely affect their rights. If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development of business opportunities and our operations and financial condition may be materially adversely affected. In addition, if we are unable to secure sufficient capital to fund our operations, we might have to enter into strategic collaborations that could require us to share commercial rights to MAT9001 with third parties in ways that we currently do not intend or on terms that may not be favorable to us. If we choose to pursue additional indications and/or geographies for MAT9001 or otherwise expand more rapidly than we presently anticipate we may also need to raise additional capital sooner than expected.

We have incurred operating losses in each year since our inception and expect to continue to incur substantial losses for the foreseeable future. We may never become profitable or, if achieved, be able to sustain profitability.

We expect to incur substantial expenses without corresponding revenues unless and until we are able to obtain regulatory approval and successfully commercialize MAT9001. We have been engaged in developing MAT9001 since 2011. To date, we have not generated any revenue from MAT9001 and we expect to incur significant expense to complete our Phase III clinical program for MAT9001 in the United States. We may never be able to obtain regulatory approval for the marketing of MAT9001 in any indication in the United States or internationally. Even if we are able to commercialize MAT9001 or any other product candidate, there can be no assurance that we will generate significant revenues or ever achieve profitability. Our net loss for the nine months ended September 30, 2014 was $7.2 million and our net loss for the year ended December 31, 2012 and 2013 was $0.1 million and $3.7 million, respectively. As of September 30, 2014, we had an accumulated deficit of $11.0 million.

Assuming we obtain FDA approval for MAT9001, which we do not expect until 2017 at the earliest, we expect that our expenses will increase if we reach commercial launch of MAT9001. We also expect that our research and development expenses will continue to increase as we advance to human trials for an indication for the treatment of severe hypertriglyceridemia and we may pursue FDA approval for MAT9001 in other indications, which will result in significant additional research and development expense. Furthermore, we expect that our research and development expenses will significantly increase as our MAT8800 discovery program progresses and we advance to pre-clinical and clinical trials with one or more product candidates. As a result, we expect to continue to incur substantial losses for the foreseeable future, and we expect these losses will be increasing. We are uncertain when or if we will be able to achieve or sustain profitability. If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair our ability to sustain operations and adversely affect the price of our common stock and our ability to raise capital.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty. This going concern opinion, and any future going concern opinion, could materially limit our ability to raise additional capital. We have incurred significant losses since our inception and have never been profitable, and it is possible we will never achieve profitability. We have devoted our resources to developing MAT9001, but this product candidate cannot be marketed for any indication until regulatory approvals have been obtained. Meaningful revenues will likely not be available until, and unless, MAT9001 or any future product candidate is approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner. The perception that we may not be able to continue as a going concern may cause potential partners or investors to choose not to deal with us due to concerns about our ability to meet our contractual and financial obligations.

Item 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF

None.

Item 3.	DEFAULTS UNDER SENIOR SECURITIES

None.

Item 4.	MINE SAFETY DISCLOSURES

Not applicable.

Item 5.	OTHER INFORMATION

None.

Item 6.	EXHIBITS

See the Exhibit Index following the signature page to this Quarterly Report on Form 10-Q for a list of exhibits filed or furnished with this report, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MATINAS BIOPHARMA HOLDINGS, INC.

BY:

/s/ Roelof Rongen
Dated: November 14, 2014	Roelof Rongen
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Gary Gaglione
Dated: November 14, 2014	Gary Gaglione
Interim Chief Financial Officer

(Principal Financial and Accounting Officer)

EXHIBIT INDEX

3.1	Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-1 (Reg. No. 333-193455), filed February 7, 2014 with the Securities and Exchange Commission.
3.2	Bylaws of the Company, incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-1 (Reg. No. 333-193455), filed February 7, 2014 with the Securities and Exchange Commission.
*31.1	Certification of President and Chief Executive Officer
*31.2	Certification of Interim Chief Financial Officer
**32.1	Section 1350 Certifications
101.1	XBRL Instance Document.
101.2	XBRL Taxonomy Extension Schema Document.
101.3	XBRL Taxonomy Extension Calculation Linkbase Document.
101.4	XBRL Taxonomy Extension Definition Linkbase Document.
101.5	XBRL Taxonomy Extension Label Linkbase Document.
101.6	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**	Furnished herewith.